EXHIBIT 99.(a)(1)(S)
SUPPLEMENT TO OFFER TO AMEND OPTIONS
     As you are aware, we are seeking the agreement of the holders of all outstanding stock options under the Gladstone Commercial Corporation 2003 Equity Incentive Plan, as amended (the “Stock Option Plan”), to amend the terms of all outstanding options to accelerate the expiration date of these options to December 31, 2006. In connection with entering into an amended and restated investment advisory agreement, or the “Proposed Agreement,” with Gladstone Management Corporation, or our “Adviser,” which was approved by our stockholders on May 24, 2006, we have determined to terminate the Stock Option Plan, and to cease issuing options under the Stock Option Plan. As we previously informed you, we recently accelerated the vesting of all outstanding unvested stock options. Therefore, option holders who accept the offer, and who choose to exercise their options, will be able to publicly resell their shares without restriction, subject to certain limits on resales by our directors and executive officers. Once all of the outstanding options are either exercised or terminated, we will enter into the Proposed Agreement with our Adviser.
     The purpose of this Supplement is to provide you with updated information which supplements and amends certain information included in the Offer to Amend Options previously delivered to you. Nothing in this Supplement changes the terms of the offer or alters the Expiration Date of the offer from its original time (5:00 p.m., Eastern Time, on August 31, 2006) and you do not need to do anything new in response to this Supplement. The sole purpose of the Supplement is to provide you with more information for you to consider when deciding whether to accept or reject the offer. The board of directors recognizes that the decision to accept or reject the offer is an individual one that should be based on a variety of factors, and you should consult with your personal advisors if you have questions about your financial or tax situation. As a result, we are not expressing any opinion as to whether you should accept or reject the offer.
1. SECURITIES OWNERSHIP
     The following table sets forth certain information with respect to the beneficial ownership of Common Stock for each of Gladstone Commercial Corporation’s directors and executive officers as of July 31, 2006:

	BENEFICIAL OWNERSHIP (1)
NAME	NUMBER OF SHARES	PERCENTAGE OF TOTAL
David J. Gladstone (2)	365,147	4.67%
Terry Lee Brubaker (3)	157,099	2.01%
George Stelljes III (4)	138,315	1.77%
Harry T. Brill, Jr. (5)	35,390	*
Gary Gerson (6)	352	*
Anthony W. Parker (7)	34,172	*
David A.R. Dullum (8)	31,450	*
Michela A. English (9)	31,140	*
Paul W. Adelgren (10)	30,000	*
Maurice W. Coulon (11)	31,000	*
John H. Outland (12)	30,000	*
Gerard Mead	200	*
All executive officers and directors as a group (12 persons) (13)	884,265	11.31%

*	Less than 1%

(1)	This table is based upon information supplied by officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and sole investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 7,816,972 shares outstanding on July 31, 2006, adjusted as required by rules promulgated by the SEC.

(2)	Includes 200,000 shares underlying options that are exercisable within 60 days of July 31, 2006.

(3)	Includes 130,000 shares underlying options that are exercisable within 60 days of July 31, 2006, and 12,500 shares owned by Mr. Brubaker’s spouse, as to which Mr. Brubaker disclaims beneficial ownership.

(4)	Includes 130,000 shares underlying options that are exercisable within 60 days of July 31, 2006.

(5)	Includes 35,000 shares underlying options that are exercisable within 60 days of July 31, 2006.

(6)	Includes 252 shares owned by Mr. Gerson’s spouse.

(7)	Includes 30,000 shares underlying options that are exercisable within 60 days of July 31, 2006.

(8)	Includes 26,450 shares underlying options that are exercisable within 60 days of July 31, 2006.

(9)	Includes 30,000 shares underlying options that are exercisable within 60 days of July 31, 2006.

(10)	Includes 30,000 shares underlying options that are exercisable within 60 days of July 31, 2006.

(11)	Includes 30,000 shares underlying options that are exercisable within 60 days of July 31, 2006.

(12)	Includes 30,000 shares underlying options that are exercisable within 60 days of July 31, 2006.

(13)	Includes an aggregate of 671,450 shares underlying options that are exercisable within 60 days of July 31, 2006.

2. FINANCIAL INFORMATION
Set forth below is a supplement to our selected summary of financial information contained in the Offer to Amend Options, dated July 12, 2006. The consolidated selected historical financial data at and for the year ended December 31, 2005 and the six months ended June 30, 2006 has been derived from the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on February 28, 2006, and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, filed with the SEC on August 8, 2006, and should be read together with the consolidated financial statements and related notes included in such reports. These filings provide more detail regarding our financial information.
GLADSTONE COMMERCIAL CORPORATION
CONSOLIDATED SELECTED HISTORICAL FINANCIAL DATA

	Six months ended		Year ended
	June 30, 2006		December 31, 2005
Balance Sheet Data:
Current assets	$3,716,046		$4,395,968
Noncurrent assets	278,194,725		202,650,986
Current liabilities	31,209,560		44,365,936
Noncurrent liabilities	132,180,965		63,732,482
Reedemable preferred stock	25,000,000		—

Income Statement Data:
Total revenue	$12,055,672		$13,465,334

Income from continuing operations	1,790,284		3,510,959
Net income	1,699,565		3,601,945

Net income available to common stockholders	870,746		3,601,945

Earnings available to common stockholders per weighted average common share — basic	$0.11		$0.47

Earnings available to common stockholders per weighted average common share — diluted	$0.11		$0.47

Income from continuing operations per weighted average common share — basic	$0.23		$0.46

Income from continuing operations per weighted average common share — diluted	$0.23		$0.45

Supplemental Data:
Ratio of earnings to combined fixed charges and preferred dividends	1.3x		2.5x
Book value per share	$15.16	(1)	$12.90	(1)

(1)Amount is calculated by dividing stockholders’ equity by the number of shares outstanding

3. MISCELLANEOUS
In addition to other information previously provided to you in connection with the Offer to Amend Options and the SEC filings specifically referenced in the Offer to Amend Options, you should also consider other information about factors that potentially could affect our financial results contained in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, which was filed on August 8, 2006.
Notwithstanding the last sentence of Section 17 of the Offer to Amend Options entitled “Forward-looking Statements; Miscellaneous,” the information about this offer from Gladstone Commercial Corporation is limited to the Offer to Amend Options, Schedule A to the Offer to Amend Options, the Summary of Terms of Offer to Amend Options (all previously provided to you), as well as this Supplement.

Gladstone Commercial Corporation	August 15, 2006

4